Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

W. David Mannheim

wmannheim@wyrick.com

October 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director, AD Office 11 – Telecommunications
Terry French, Accounting Branch Chief Celeste M. Murphy, Legal Branch Chief Inessa Kessman, Staff Accountant Gregory Dundas, Attorney Advisor

Re:	Helix TCS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016 Filed April 17, 2017 Form 10-Q for Fiscal Quarter Ended June 30, 2017 Filed August 21, 2017 File No. 000-55722

Ladies and Gentlemen:

We write this letter on behalf of our client Helix TCS, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filings, as set forth in the Staff’s letter dated September 15, 2017. For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and have followed each comment with the Company’s response thereto.

U.S. Securities and Exchange Commission

October 26, 2017

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Condensed Consolidated Statement of Stockholders’ Deficit, page 3

1.	Please disclose the transaction that resulted in the reacquisition of convertible debt of $4,581,395. Tell us how you accounted for the reacquisition.

The transaction resulting in the reacquisition of convertible debt is disclosed in Note 10 of the notes accompanying the unaudited condensed financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the Commission on August 21, 2017. On September 30, 2016, the Company entered into an Unsecured Convertible Promissory Note (“Note Four”) with a fourth investor (the “Fourth Investor”) in which the Fourth Investor provided the Company $500,000 in cash. As of December 31, 2016, this liability was reflected in the financial statements as a net amount of $470,000, net of a $30,000 debt discount. On March 31, 2017, the Company executed the First Amendment to Note Four (the “Amendment”) with the Fourth Investor. Due to the Amendment, the Company evaluated Note Four under ASC 470-50 to determine if modification or extinguishment treatment was necessary. After performing the analysis under ASC 470-50, the Company determined extinguishment treatment was appropriate and that it should extinguish Note Four and recognize amended Note Four as new debt. The Company recognized a loss on extinguishment of $4,611,395 on Note Four, which included $4,581,395 recorded in additional paid-in capital plus $30,000 related to the write-off of the unamortized debt discount created upon the establishment of Note Four. The Company will include clarifying language about the write-off of the unamortized debt discount in the note on convertible notes payable accompanying the unaudited condensed financial statements of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

5. Business Combination, page 14

2.	Tell us how you considered the guidance in Rules 8-04 of Regulation S-X in evaluating the significance of your acquisition of Security Grade Protective Services, LTD and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X in a Form 8-K.

The Company has considered the guidance in Rules 8-04 of Regulation S-X in evaluating the significance of its acquisition of Security Grade Protective Services, Ltd. (“Security Grade”) and has determined that it is required to file Security Grades’ audited financial statements for the years ended December 31, 2015 and 2016 with the Commission as well as pro forma financial statements for the Company for the year ended December 31, 2016 and quarter ended March 31, 2017. The Company intends to file these financial statements in an amendment to its Current Report on Form 8-K reporting the acquisition of Security Grade filed with the Commission on June 8, 2017 as soon as the financial statements become available.

* * * * *

The Company respectfully submits that the foregoing discussions are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ W. David Mannheim
W. David Mannheim

cc: Zachary L. Venegas, Chief Executive Officer, Helix TCS, Inc.

Wyrick Robbins Yates & Ponton LLP